Exhibit 21.01

Subsidiaries of Vocera Communications, Inc.

Name of Subsidiary	Jurisdiction

Vocera Hand-off Communications, Inc.	Tennessee

Vocera Canada Ltd.	Canada

Vocera Communications UK Limited	United Kingdom

ExperiaHealth, Inc.	Delaware

Vocera Communications Australia Pty Limited	Australia